UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. ____)

STARBOARD RESOURCES, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

855205100

(CUSIP Number)

December 31, 2013

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:  ☒ Rule 13d-1(c)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s)

Page 1 of 7 Pages

CUSIP No. 855205100	13G	Page 2 of 7 Pages

 1.    NAMES OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Longview Marquis Fund, LP

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                 (a)   ☐
                                                                 (b)   ☒

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

5.   SOLE VOTING POWER, NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON – 0

6.   SHARED VOTING POWER – 2,174,778 Shares of Common Stock *

7.   SOLE DISPOSITIVE POWER – 0

8.   SHARED DISPOSITIVE POWER - 2,174,778 Shares of Common Stock *

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -

2,174,778 Shares of Common Stock *

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES        ☐

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

17.59%

12.    TYPE OF REPORTING PERSON

OO

*  Longview Marquis Fund, LP 876,957 shares; LMIF Investments, LLC 750,514 shares; SMF Investments, LLC 547,307 shares.

CUSIP No. 855205100	13G	Page 3 of 7 Pages

 1.    NAMES OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       LMIF Investments, LLC

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                 (a)   ☐
                                                                 (b)   ☒

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

5.   SOLE VOTING POWER, NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON – 0

6.   SHARED VOTING POWER - 2,174,778 Shares of Common Stock *

7.   SOLE DISPOSITIVE POWER – 0

8.   SHARED DISPOSITIVE POWER - 2,174,778 Shares of Common Stock *

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -

2,174,778 Shares of Common Stock *

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES  CERTAIN SHARES            ☐

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

17.59%

12.    TYPE OF REPORTING PERSON

OO

*  Longview Marquis Fund, LP 876,957 shares; LMIF Investments, LLC 750,514 shares; SMF Investments, LLC 547,307 shares.

CUSIP No. 855205100	13G	Page 4 of 7 Pages

 1.    NAMES OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       SMF Investments LLC

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                 (a)   ☐
                                                                 (b)   ☒

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

5.   SOLE VOTING POWER, NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON – 0

6.   SHARED VOTING POWER - 2,174,778 Shares of Common Stock *

7.   SOLE DISPOSITIVE POWER – 0

8.   SHARED DISPOSITIVE POWER - 2,174,778 Shares of Common Stock *

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -

2,174,778 Shares of Common Stock *

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES          ☐

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

17.59%

12.    TYPE OF REPORTING PERSON

OO

*  Longview Marquis Fund, LP 876,957 shares; LMIF Investments, LLC 750,514 shares; SMF Investments, LLC 547,307 shares.

CUSIP No. 855205100	13G	Page 5 of 7 Pages

ITEM 1 (a) NAME OF ISSUER: Starboard Resources, Inc.

ITEM 1 (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

300 E. Sonterra Blvd., Suite 1220
San Antonio, TX 78258

ITEM 2 (a), (b) and (c) - NAME OF PERSON FILING, ADDRESS OF PRINCIPAL BUSINESS OFFICE AND CITIZENSHIP:

This Schedule 13G is being filed on behalf of Longview Marquis Fund, LP, LMIF Investments, LLC, and SMF Investments LLC (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.  However, neither the fact of this filing nor anything containing herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

The principal business office of the Reporting Persons is c/o Viking Asset Management, LLC, 66 Bovet Road, Suite 320, San Mateo, CA 94402.

ITEM 2 (d) TITLE OF CLASS OF SECURITIES: Common Stock

ITEM 2 (e) CUSIP NUMBER: 855205100

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B):  Not applicable

ITEM 4 OWNERSHIP

(a) AMOUNT BENEFICIALLY OWNED: 2,174,778 Shares of Common Stock *

(b) PERCENT OF CLASS: 17.59%

(c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i)   SOLE POWER TO VOTE OR DIRECT THE VOTE

None

(ii)  SHARED POWER TO VOTE OR DIRECT THE VOTE

2,174,778 Shares of Common Stock *

CUSIP No. 855205100	13G	Page 6 of 7 Pages

(iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

None

(iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

2,174,778 Shares of Common Stock *

*  Longview Marquis Fund, LP 876,957 shares; LMIF Investments, LLC 750,514 shares; SMF Investments, LLC 547,307 shares.

ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable
ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP

Not applicable

ITEM 9 NOTICE OF DISSOLUTION OF GROUP

Not applicable

ITEM 10 CERTIFICATION

The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 855205100	13G	Page 7 of 7 Pages

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2014
(Date)

LONGVIEW MARQUIS FUND, LP By: /s/ S. Michael Rudolph S. Michael Rudolph, CFO of Viking Asset Management, LLC as Investment Advisor

LMIF INVESTMENTS, LLC By: /s/ S. Michael Rudolph S. Michael Rudolph, CFO of Viking Asset Management, LLC as Investment Advisor

SMF INVESTMENTS, LLC By: /s/ S. Michael Rudolph S. Michael Rudolph, CFO of Viking Asset Management, LLC as Investment Advisor

CUSIP No. 855205100	13G	Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, $.001 par value per share, of Starboard Resources, Inc., and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on February 11, 2014.

LONGVIEW MARQUIS FUND, LP By: /s/ S. Michael Rudolph S. Michael Rudolph, CFO of Viking Asset Management, LLC as Investment Advisor

LMIF INVESTMENTS, LLC By: /s/ S. Michael Rudolph S. Michael Rudolph, CFO of Viking Asset Management, LLC as Investment Advisor

SMF INVESTMENTS, LLC By: /s/ S. Michael Rudolph S. Michael Rudolph, CFO of Viking Asset Management, LLC as Investment Advisor